UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
Form C-U: Progress Update
Form C/A: Amendment to Offering Statement
Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of Issuer:

Quantm.One, Inc.

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***

December 18, 2017

Physical Address of Issuer:

5 Upper Newport Plaza, Suite 101
Newport Beach, CA 92660

Website of Issuer:

www.quantmre.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of five and four tenths percent (5.4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
Yes

Oversubscriptions will be Allocated:
Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$618,000

Deadline to reach the Target Offering Amount:

June 26, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$253,303	$83,648
Cash & Cash Equivalents	$197,110	$25,315
Accounts Receivable	$47,860	$0
Short-term Debt	$41,959	$66,761
Long-term Debt	$1,121,100	$507,605
Revenues/Sales	$131,667	$141,824
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(452,846)	$(239,898)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Quantm.One, Inc



Up to $618,000 of Crowd SAFE (Simple Agreement for Future Equity)

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $618,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $100,000 (subject to investment limitations for non-accredited investors). The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by June 26, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/quantmre (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $2,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $15,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Nominee Designee.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

The Company does not have the right to repurchase the Securities.
The Securities do not have a stated return or liquidation preference.
The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

<center>**COMMISSION AND FEES**</center>

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of five point four percent (5.4%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have been in existence since December 2017. Although the principals have substantial experience in the real estate finance and investment industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early-stage enterprises. These risks apply particularly to us because the markets for our investment products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

We have an evolving business model subject to various uncertainties.
As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

<center>6</center>

The cryptoeconomy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may affect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. The U.S. House of Representatives has advanced draft legislation (the "House Bill") that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

Token Risks.

The tokens may be subject to security weakness, hackers, or theft and may malfunction or function in an unexpected manner. In addition to the risks listed above, there may be risks regarding the Tokens that are not foreseen or fully appreciated by the management.

New regulations may materially adversely affect the development and adoption of the tokens.

Regulations of cryptocurrencies, blockchain technologies, and cryptocurrencies are currently underdeveloped and likely to rapidly evolve. Legislative and executive bodies may adopt laws and regulations that could impact the development and growth of Company.

Control by Management

As of March 31, 2022, the Company's directors, officers and advisors own approximately 66% of the Company's outstanding Common Stock Shares and none of the Preferred Stock. Upon completion of this Offering, the Company's directors, officers and advisors will still own approximately 66% of the outstanding Common Stock Shares of the Company, none of the Preferred Stock and approximately 66% of the total issued and outstanding capital stock of the Company. Upon completion of this Offering, the Investors will have a limited ability to vote for the Company's Board of Directors and vote on other matters.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the QuantmRE Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate backed investments and improve our existing technology platform. Notwithstanding, we may not be able to effectively make investments, achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the real estate market as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

We originate Home Equity Investments. Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Values of Homes may Decline

The value of the homes related to the mortgaged property relating to any Home Equity Investment may decline, and in some cases may decline significantly. If any such property were to be liquidated when the value of the property was less than the original value, it is likely that the purchaser of the Home Equity Investment would recover an amount less than such original investment amount.

The Company's platform and Home Equity Investments may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of investors or homeowners or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to the Home Equity Investment which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the Home Equity Investments.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our Home Equity Investments is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to originate Home Equity Investments, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay or reduce the scope of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is a risk that the QuantmRE Platform, as developed, will not meet the expectations of users.

The QuantmRE Platform is presently under development and may undergo significant changes as it evolves. Any expectations or assumptions regarding the form and functionality of the QuantmRE Platform held by a Purchaser, may not be met for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the QuantmRE Platform.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officers, directors and advisors, including Matthew Sullivan and Charles Tralka, are principals of other entities which provide loan origination and servicing, Home Equity Investment origination, and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Home Equity Investments may be subject to additional regulatory oversight and regulations.

The QuantmRE Platform and Home Equity Investments may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of Home Equity Investments could be limited.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and securities regulations and we expect costs relating to compliance with these regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

No Secondary Market

The Company may seek to list its shares and potentially other assets on a secondary trading system or exchange, however, there is no assurance that any such listing will actually take place or that the Company's securities offered will be eligible for trading, transfer or sale. Even if the Company's securities are listed for secondary trading, there is no guarantee that there will be an active trading market. Furthermore, to the extent that the securities are issued as and represented by a digital token, such tokens pose risks unique to digital assets, such as continued adoption, government regulations, security risks, irreversible transactions, cyber-attacks, loss of private keys, hacking, system failures and exchange failures.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the offering.

Unless the Company has agreed to a specific use of the proceeds from the offering, the Company's management will have considerable discretion over the use of proceeds from the offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and warrants outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Quantm.One, Inc is the owner of the platform and technologies that power QuantmRE - a differentiated real estate platform that enables homeowners to sell, and investors to purchase, a portion of the equity in their homes via Home Equity Investments (HEIs).

The Company is a Delaware corporation who conducts business in the United States.

QuantmRE solves a real problem for homeowners and creates access to a compelling real estate asset class for investors. Our vision is to make home equity accessible, investible and tradable. Our strategy is to leverage efficient digital marketing, targeted customer selection and blockchain technologies to achieve this objective.

QuantmRE's approach has been designed to solve a major financial problem for homeowners, while at the same time creating liquidity and tradability for the largest untapped asset classes in the country.

Our vision is to open the doors for small investors so they can invest and trade in an asset class that, until now, has only been available to large institutions. In November 2022, QuantmRE became the first company to successfully source, fund, fractionalize and trade a pool of Home Equity Investments.

With the successful completion of the first purchases of fractionalized Home Equity Investments on the QuantmRE Marketplace in November 2022, we accomplished our primary mission to make Home Equity an accessible, investible, and tradable asset class. The creation of a workable and saleable infrastructure opens the door for individuals and institutions to build, model, manage and trade portfolios of a unique real estate asset class.

Problem: Home Equity represents the largest source of wealth for most households, but homeowners can only access their equity by borrowing more money, such as a mortgage, HELOC, or by selling the property.

Solution: Home Equity Investments ('HEIs') provide liquidity to 'equity-rich' homeowners without the need to take on more debt. With an HEI, the investor participates in a percentage of the value of the home in exchange for a one-time tax deferred payment to the homeowner. The homeowner has no monthly payments for the life of the agreement and does not take on additional debt. HEIs align the interests of the homeowner and the investor and are an efficient and scalable way for investors to gain exposure to owner occupied residential properties without the cost and management of owning physical real estate.

We originate Home Equity Investments on behalf of investors. Aside from costly securitizations, HEI investors currently have no liquidity options and need to wait until the HEI contract naturally liquidates, which can take up to ten years. Built using blockchain technologies, QuantmRE's HEI Secondary Trading Platform and Marketplace enables investors to build, model, manage and trade portfolios of Home Equity Investments, delivering multiple liquidity options for Home Equity Investments. This creates wider access to –EIs - family offices and institutions can gain access to and invest in pools of HEIs, individual HEIs, or fractions of HEIs and can balance and manage their liquidity, risk and concentration exposure to the HEI asset class.

Problem for Investors in HEIs - Limited Access to HEI Investments.
Currently HEIs are only available via forward flow (or similar) agreements directly with originators, or via participation in Securitizations. This means that many smaller institutions and family offices are unable to invest in the HEI asset class.

Problem: Limited Liquidity / Exit Options
Aside from securitizations, HEI investors currently have limited or no liquidity options and must wait until the HEI contract naturally liquidates (i.e. when the homeowner sells, refinances or reaches the end of the HEI term)

Solution: QuantmRE trading platform
To facilitate liquidity and tradability for Home Equity Investments, the Company has developed a secondary trading platform and marketplace which has been built on a suite of blockchain-based technologies leveraging the Algorand Protocol.

QuantmRE's Secondary Trading Platform and Marketplace enables institutions to build, model, manage and trade portfolios of Home Equity Investments.

Each Home Equity Investment can be tokenized and traded, or fractionalized into tradeable units. This enables institutions, family offices and accredited investors to purchase fractions of HEIs, individual HEIs, or pools of HEIs with low investment minimums compared to the forward-flow agreements or securitizations that are typical in this industry.

We believe that the long-term market for investment and trading in Home Equity Investments is compelling from a risk / return and diversification perspective.

Collective originations of new HEIs estimated at $1.50B+ per annum

Growing Institutional Demand and 4 Securitizations in past 12 months – total $922M[1][2][3][4]

---

[1] August 2021 Unlock Securitization of $153M backed by HEIs

[2] October 2021 Point and Redwood Trust $146M HEI Securitization

[3] Unison Announces Securitization of $443 Million in Residential Equity Agreements

[4] Unlock Announces $180M Securitization of HEIs

The technologies powering the secondary trading platform and marketplace enable the economic interests in each Home Equity Investment to be fractionalized and tokenized. These units can be offered for sale by the owner and/or original investor in the HEIs in the QuantmRE trading platform and marketplace. The value of each Home Equity Investment is recalculated periodically to provide an estimated value of the contract/contract interest and the appreciation and depreciation over that period.

The QuantmRE secondary trading platform and marketplace enables institutions, family offices and accredited investors to purchase fractions of HEIs, individual HEIs, or pools of HEIs with low investment minimums compared to the forward-flow agreements or securitizations that are typical in this industry.

Solution: More options for HEI Investors

Wider Access to HEI Investments.

QuantmRE's trading platform enables family offices and institutions to gain access to and invest in pools of HEIs, individual HEIs, or fractions of HEIs

Multiple Liquidity / Exit Options

QuantmRE's trading platform gives investors multiple liquidity options, including the sale of individual HEIs, pools of HEIs, or fractions of HEIs.

HEI investors can list their HEIs on QuantmRE's trading platform and sell some, or all, of their HEI assets.

Investors are now able to balance and manage their liquidity, risk and concentration exposure to the HEI asset class.

Regulatory Considerations

On September 30, 2022 QuantmRE signed an alliance agreement with **Texture Capital**. By partnering with Texture Capital, QuantmRE broadens its compliance capabilities via Texture's broker-dealer and Alternative Trading System (ATS). This gives QuantmRE the regulatory readiness to launch its tokenized Home Equity Marketplace , reimagining real estate investing by making the equity in owner-occupied residential homes investible and tradable, powered by blockchain technology.

Revenue generating with a highly scalable product

We generate Origination Fees of up to 8% based on the amount of cash a homeowner unlocks when they complete a Home Equity Investment.

Trading Platform Revenues

Built on blockchain technologies and leveraging the Algorand protocol, QuantmRE's secondary trading platform and marketplace has been designed to generate revenues from the following activities:

Annual membership fees
Technology fees to buy, sell and trade units in tokenized Home Equity Investments
Portfolio modelling
Real time real estate transaction data
Portfolio balancing

Originating HEIs on the Blockchain

We intend to use part of the capital from this Offering to enhance the Blockchain element of our technology and intend to incorporate blockchain technologies and smart contracts into our HEI asset creation process so that the HEI asset can be brought on-chain as a native asset.

GENERAL STANDARDS FOR HOME EQUITY INVESTMENTS

Home Equity Investment Example

Home Equity Investments are intended for homeowners that are looking to access a portion of their home wealth but are adverse or unable to borrow against their property or wish to avoid making monthly payments. A Home Equity Investment is a real estate investment transaction, in the form of a secured agreement between a homeowner and investor, which allows the homeowner to access a portion of their home wealth. Under the terms of the agreement, the homeowner receives a cash payment from the originator and the Primary Investor and the Company (as successors in interest, the "**Holders**") receive enhanced upside returns with built-in short- and long-term downside protection. The Primary Investor will receive an ALTA title policy on the property. This is to protect the Holders against loss in the event there are defects with title to the property.

The amount of cash paid to the homeowner (the "**Option Premium**") will be determined based on a number of factors, which include without limitation, the following: 1) the amount of cash requested by the homeowner; 2) the homeowner's intended use of the cash, 3) the amount of the homeowner's equity; and 4) the percentage of the future value of the home that the homeowner will share with the investors. During the term of the agreement, the homeowner may continue to live in the home and will be obligated to continue to pay all ongoing expenses such as any mortgage payments, property taxes, insurance (as applicable) and the cost to maintain and repair the property. Upon termination of the agreement (the "**Settlement Date**"), which may include the earlier of 1) the sale of the property; 2) the death of the last surviving spouse; 3) an uncured default; 4) the owner exercises their right to cash settle the agreement; or 5) up to 10 years from the date of the origination of the agreement, the settlement amount will be calculated and will be due and payable to the investors.

Example illustration

For illustrative purposes only, a property could have an initial fair market value of $1 million. The property could qualify for an Option Premium of $100,000, representing 10% of the current value of the home. In this case the equity share multiplier would be 1.7x the original investment percentage (resulting in a 17% share).

If the property appreciated in value by $250,000 to $1.25 million when the agreement was terminated, the investor would be entitled to $212,500 (17% of $1,250,000). The property owner would be entitled to 83% of the value of the home, or a total of of $1,037,500.

Assuming there was no mortgage on the property, the allocation of settlement amounts would be as shown below:

Home Equity Investment – Example	End of Term*
Beginning Home Value	$1,000,000
Ending Home Value	$1,250,000
Total Appreciation	$250,000
Proceeds to Investor - 17% of Home Value	$212,500
Original Option Premium Paid to Homeowner	$100,000
Gross Profit to Investor	$112,500
Approximate IRR	
IRR at 4 Years	18.50%
IRR at 5 Years	16.60%
IRR at 6 years	13.65%
Proceeds to Homeowner	$1,037,0005
Original Option Premium Paid to Homeowner	$100,000
Total amount to Homeowner	$1,137,000

*These examples assume *the Home Equity Investment terminates at year 4, 5 or year 6 and the property appreciation is approximately four (4%) per year.*

The beginning home value will be based on an appraisal, an Automated Valuation Model, or any combination at the discretion of the Manager.

The ending home value is based on an appraisal, an Automated Valuation Model, or any combination at the discretion of the Manager or the actual sales price of the homeowner's property. In all cases, the transaction is settled in cash.

Prior to the termination of the Home Equity Investment, each homeowner will have the option to settle the agreement at any time and remain in their home.

Home Equity Investments will generally consist of the following: (i) an HEA Option Purchase Agreement Summary of Key Terms and Disclosure Statement; (ii) the HEA Option Purchase Agreement; (iii) a Covenant Agreement (iv) a Deed of Trust and Security Agreement; and a (v) a Recorded Memorandum of Agreement.

Home Equity Investments may be changed or modified in form or substance in order to respond to market conditions, demands, or as otherwise deemed to be appropriate in the best interests of investors, as determined at the sole and absolute discretion of the Manager. Potential investors should review and understand the mechanics and risk factors associated with Home Equity Investments, including but not limited to being aware of the following: (1) the form of Home Equity Investments are likely to change and evolve over time at the sole discretion of the Manager; (2) the portion of an investor's capital invested in Home Equity Investments may be illiquid during the term of the Home Equity Investment; and (3) the terms and conditions of the Home Equity Investments may change without the consent or approval of the investors. (See "Risks Related to the Investor's Business – Home Equity Investments" for more details concerning potential product risks.)

Terms of Home Equity Investments

The Settlement Date of a Home Equity Investment will be tied to the earlier of: (i) the sale or transfer of the property; (ii) the last surviving owner of the property dies; (iii) a breach of the agreement that is not cured by the property owner; (iv) the owner exercises their right to cash settle the agreement; or (v) up to ten (10) years from the date the agreement is entered into.

Upon maturity of the Home Equity Investment, the transaction will terminate and the final Settlement Amount Due (as defined below) will be calculated and due and payable to the Holders. If necessary, the Primary Investor shall have the right to force the sale of the property, including exercising the Primary Investor's right to foreclose on the property. A homeowner may elect to terminate the contract prior to the Settlement Date for a wide range of personal reasons, which include, without limitation, a cash out refinance, the death of one of the homeowners, health related issues, the desire to downsize to a smaller home, the desire to move or relocate and the inability to manage or afford to maintain the property.

Home Equity Investments Fair Market Value

The fair market value of a Home Equity Investment (the "**HEI Fair Market Value**") shall be equal to the Settlement Amount Due.

Settlement Amount Due is defined as the Primary Investor's portion of the future value of the homeowner's property (calculated based on the contractual cash settlement value the Holder would receive assuming the contract was terminated on the date of valuation).

The HEI Fair Market Value for each Home Equity Investment will be calculated on a monthly basis and will be used to calculate the Unit Price. The HEI Fair Market Value represents the actual contract value owed to the Primary Investor by the homeowner as of the date of valuation.

Limitations of Home Equity Investments

Home Equity Investments (or the Participation Agreement evidencing the Company's interest in a Home Equity Investment) will generally not exceed the greater of (a) $500,000 in principal. (b) 40% of the initial home value. However, the Manager reserves the right to change these limitations at any time at its sole and absolute discretion.

Geographic Area of Home Equity Investments

Home Equity Investments are secured by a deed of trust and security agreement on properties. The Manager may enter into a Home Equity Investment on a property and agree to take an additional security interest on another property as additional collateral to ensure performance on the Home Equity Investment. The Company may attempt to geographically diversify its investments in Home Equity Investments across major metropolitan cities and counties to reduce individual county and economic risk.

Market Value Analysis

The Manager will use, either on their own or in combination, estimates from a third-party appraisal, in-house appraisal, broker price opinions, in-house research and data provided by third parties and automated valuation models (AVM) to provide real estate property valuations which will be used when we calculate the Initial Home Value of the property that is subject to a Home Equity Investment.

Escrow Conditions

Home Equity Investments are funded through an escrow account handled by a qualified title insurance or an escrow company. The escrow agent is instructed not to disburse any funds until the following minimum conditions are met:

All Home Equity Investment documents have been signed by the appropriate parties and insurance coverage has been obtained with the Primary Investor named as the payee and beneficiary or additional loss insured, as applicable. In the event the Primary Investor purchases a Home Equity Investment that is already in effect, the Primary Investor shall receive assignments of all beneficial interest in any documents related to the Home Equity Investment purchased by the Primary Investor. Home Equity Investments will be held in the name of the Primary Investor and Participation Interests will be held by the Company.

Satisfactory confirmation that the following documents have been confirmed to be properly recorded: The Memorandum of Agreement, The Deed of Trust and Security Agreement and request for Notice of Default.

Satisfactory homeowner and fire insurance has been obtained, which insurance shall name the Primary Investor as loss payee in an appropriate amount based upon the replacement cost of the home and any improvements on the property (See "Risk Factors – Uninsured Losses.")

The homeowner's three-day cancelation right has expired.

Home Equity Investments to Related Parties

No Home Equity Investments will be entered into with the Manager or any Affiliate of the Manager.

Purchase of Home Equity Investments from Affiliates

The Primary Investor intends to purchase Home Equity Investments originated by QuantmRE or its affiliates. QuantmRE holds a valid California real estate brokerage license issued by the California Bureau of Real Estate. The Company may purchase interests in the Home Equity Investments at an amount that exceeds the face value of the underlying Home Equity Investment if, at the Manager's discretion, the terms of the Home Equity Investment provide adequate downside protection and the Manager believes the total purchase price is fair and reasonable and in the best interest of the Primary Investor.

Home Equity Investment Credit Evaluations

As part of every Home Equity Investment, the Manager will evaluate and consider the income level and general creditworthiness of each homeowner to determine the homeowner's ability to service the existing debt, pay property taxes and insurance, and maintain the condition of the property while they continue to live in the property. Home Equity Investments are intended for homeowners that are looking to access a portion of their home wealth but are adverse or unable to borrow against their property or wish to avoid making monthly payments. The Company may invest in Home Equity Investments with homeowners who are in default or behind on mortgage payments or on some of their other obligations (e.g., to consolidate their debts) where the homeowner will be using the proceeds to cure or payoff these obligations or who do not have sources of income that would be sufficient to qualify for loans from other lenders such as banks or savings and loan associations.

CERTAIN LEGAL ASPECTS OF HOME EQUITY INVESTMENTS

Each of the Home Equity Investments will be secured directly or indirectly by a deed of trust. A deed of trust formally has three parties: a debtor-trustor, a third-party grantee called the "trustee," and the lender-creditor called the "beneficiary." The trustor grants the property, irrevocably until settlement of the Home Equity Investment, "in trust, with power of sale" to the trustee to secure payment of the obligation. The trustee's authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary. The Primary Investor will be the beneficiary under all deeds of trust securing Home Equity Investments.

Foreclosure

Foreclosure of a deed of trust is accomplished in most cases by a non-judicial trustee's sale under the power-of-sale provision in the deed of trust. Prior to such sale, in the case of a first lien residential mortgage, the lender or mortgage servicer must provide for a foreclosure avoidance assessment 30 days before recording a notice of default. In any event, and prior to such sale, the trustee must then record a notice of default and send a copy to the trustor, to any person who has recorded a request for a copy of a notice of default and notice of sale, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust. If the default is not cured in accordance with the notice period as defined by the applicable state law, then prior to the trustee's sale (usually 21 days), notice of sale must be posted in a public place and published once a week over such period. Some states require that a copy of the notice of sale must be posted on the property, and sent to the trustor, to each person who has requested a copy, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust before the sale. The trustor or any person having a junior lien or encumbrance of record may, prior to the date of a scheduled foreclosure date, cure the default by paying the entire amount of the debt then due, plus costs and expenses actually incurred in enforcing the obligation and statutorily limited attorney's and trustee's fees. Following the sale, neither the debtor-trustor nor a junior lien holder has any right of redemption, and the beneficiary may not obtain a deficiency judgment against the trustor.

A judicial foreclosure (in which the beneficiary may obtain a deficiency judgment where otherwise available) sometimes requires up to several years to complete. Following a judicial foreclosure sale, the trustor or his successors in interest will have certain rights to redeem the property for one (1) year, unless the creditor waives any right to a deficiency. The Primary Investor generally will not pursue a judicial foreclosure to obtain a deficiency judgment, except where, in the sole discretion of the Manager, such a remedy is warranted in light of the time and expense involved.

Anti-Deficiency Legislation

California has certain principal statutory prohibitions that limit the remedies of a beneficiary under a deed of trust. Several statutes limit the beneficiary's right to obtain a deficiency judgment against the trustor following foreclosure of a deed of trust, one based on the method of foreclosure and the other on the type of debt secured. Under one statute, a deficiency judgment is barred where the foreclosure was accomplished by means of a non-judicial trustee's sale. It is anticipated that foreclosures will be completed by means of a non-judicial trustee's sale, if foreclosure becomes necessary. Under the other statute, a deficiency judgment is barred in any event where the foreclosed deed of trust secured a "purchase money" obligation, i.e., a promissory note evidencing a loan used to pay all or a part of the purchase price of real property. It is also barred in any event where the foreclosed deed of trust secured a "purchase money" obligation to purchase a residential property of four units or less that is occupied, at least in part, by the purchaser. This restriction may apply to some Home Equity Investments.

Another statute, commonly known as the "one form of action" rule, requires the beneficiary to exhaust the security under the deed of trust in the use of judicial foreclosure before bringing a personal action against the trustor on the promissory note. There is also a limitation on any deficiency judgment obtained by the beneficiary following a judicial sale to the excess of the outstanding debt over the fair market value of the property at the time of sale, thereby preventing a beneficiary from obtaining a large deficiency judgment against the debtor as a result of low bids at the judicial sale. Other matters, such as litigation instituted by a defaulting borrower or the operation of the federal bankruptcy laws, may have the effect of delaying enforcement of the lien of a defaulted loan and may in certain circumstances reduce the amount realizable from sale of a foreclosed property.

QuantmRE - A secondary market for Home Equity Investments

We plan to use some of the proceeds from this Offering to continue the development of our secondary trading platform and marketplace. Built on blockchain technologies and leveraging the Algorand protocol, it has been built to give investors a smarter way to invest in US residential homes.

QuantmRE's platform enables Home Equity Investments to be fractionalized into smaller units represented in a tokenized format. These units are offered to investors, enabling them to build, model, manage and trade their own portfolio of investments in the equity in individual residential properties.

Peer to Peer transactions

Once the QuantmRE platform has been established and trading volumes begin to grow, QuantmRE plans to enable homeowners to raise capital directly from investors, on a peer-to-peer basis. Part of the proceeds from this Offering will be used for the technological build required to enable a homeowner to offer their home equity to potential purchasers who can transact with the homeowner via the platform, without the need for another capital source. This direct investment model will enable us to offer a more diversified range of Home Equity Investments which will also be fractionalized and traded on QuantmRE's secondary trading platform.

Traction

$2.7M+ investment capital raised to date. Investors include X-Squared Ventures, Algorand and Zain Ventures
Two successful Crowdfunding rounds on Republic. The 2nd round in April 2022 was oversubscribed.
Large investor base: 1450 registered investors from Republic rounds, over 750 additional investor registrations on our Marketplace
QuantmRE has partnered with Texture Capital and integrated with Texture's broker-dealer and Alternative Trading System (ATS) to provide regulatory compliant trading of fractionalized HEIs
Pre-funded $1M in HEIs from internal capital to prove out the QuantmRE Marketplace
First QuantmRE Marketplace transactions in November 2022
Revenue generating

Customers
Our customers fall into three main categories:



The homeowner can use the funds for any purpose. The following scenarios show how QuantmRE's debt-free Home Equity Investments can be used to provide short term solutions, or to implement a longer-term financial strategy.


HEI use cases
Renovations / ADU
6%
Debt / Mortgage Reduction
25%
Reserves
31%
College Tuition
14%
Divorce
3%
Fund a Start-Up or Small Business
14%
Medical Expenses
5%
Investments
3%

Tapping into a rapidly growing $29T addressable market

In the 4th Quarter of 2022 48% of mortgaged residential homes in the US were 'house rich' – i.e. the combined estimated amount of loan balances secured by those properties was no more than 50 percent of their estimated market values. (Source: Attom Data Solutions: https://www.attomdata.com/news/market-trends/home-sales-prices/attom-q4-2022-u-s-home-equity-and-underwater-report/)

In the United States in 2022, total home equity hit a record $29 Trillion (Source: https://fred.stlouisfed.org/series/OEHRENWBSHNO).

Mortgage lending is at an all-time low (Source: https://www.mba.org/news-and-research/research-and-economics/single-family-research/mortgage-credit-availability-index-x241340/2022/09/13/mortgage-credit-availability-decreased-in-august)

Homeowners have significant equity in their homes but cannot access it without taking on more debt (mortgage, HELOC) or selling the property.

Investors cannot invest in the equity in owner-occupied properties

We are currently focused on originating Home Equity Investments in California and will use part of the proceeds of this Offering to expand the number of states where we operate.

Leveraging direct-to-consumer marketing and existing channel partnerships, we are aiming to achieve $10M in originations by the end of 2022, and $100M in originations during 2023.

Our marketing strategy uses a combined approach of direct to consumer, via digital and social media advertising, and a channel partner network.

Our social media advertising strategy provides an efficient, highly scalable method of new customer acquisition.

Competition

There are six companies that originate Home Equity Investments purely for institutional investors. They typically operate via ‘Forward Flow’ agreements which have minimum commitments of $100M. These companies, Unison,

Point Digital Finance, Unlock, Hometap, HomePace and Splitero, are backed by a combination of major venture capital firms, institutional investors, insurance and endowment funds.

None of these companies allow retail investors to invest in Home Equity Investments.

Company	HEIs Available to Retail Investors	Secondary Marketplace	Venture Capital Raised	HEI Capital Commitments (estimated)
QuantmRE	✅	✅	$2.7M seed capital raised from smaller investors and the Crowd	TBA
Unison	✕	✕	$40M Series B June 2018	$1.2 Billion (estimated)
Point	✕	✕	$115M Series C May 2022	$1B+ (estimated)
Hometap	✕	✕	Total raised to date $95M	$350+ Million (estimated)
Unlock	✕	✕	Sept 2022 closed $180M securitization	$250+ Million (estimated)
Splitero	✕	✕	April 2022 – Jan 2023 raised $17.5M in seed and Series A	$1B+ (from Press Release)
Homepace	✕	✕	April 2022 $7M Series A	
Totals				$2.5+Billion capital committed (estimated)

The QuantmRE platform has been designed to provide this same attractive asset class to smaller investors at an investment level that makes sense for homeowners and retail investors alike.

We also compete with online real estate investments platforms, such as Lofty.ai, Homium, VestaEquity, Fundrise, RealtyMogul, CrowdStreet and other real estate crowdfunding sites who offer real estate investment opportunities to retail investors. We alone, however, are potentially providing the opportunity for secondary market liquidity and the ability to buy and sell fractionalized equity in single family homes via tokenized Home Equity Investments.

Unison – (2007) Largest player. 500+ transactions per month. June 2018 closed $40M series B funded by Citi Ventures and RBC.

Point – (2015) Funded by Andreessen Horowitz and others. Raised $115M Series C in May 2022.

HomeTap – (2017) Initially funded ($2.5M General Catalyst Partners). Raised $12M series A while still pre-revenue from American Family Ventures and others. Total operating capital raised to date $95M.

Unlock – launched in 2020. In September 2022 Unlock Technologies and real estate investment firm Saluda Grade closed a $180 million private-label securitization backed entirely by Unlock-originated residential home-equity agreements.

Homepace – founded in 2020, in April 2022 raised $ $7 million in Series A funding led by homebuilder Lennar's venture arm, LENx

Splitero – launched in April 2022 with $5.8M in venture funding led by Gemini Ventures. Other investors included Permit ventures, Fiat Ventures. In January 2023 they raised $11.7M in Series A funding.

Key Differentiators:

The QuantmRE Marketplace is the only marketplace to bring access, liquidity and tradability to Home Equity Investments, providing investors with the ability to buy, sell and trade the largest untapped real estate asset class – the equity in owner-occupied residential homes.

Home Equity Investments are a unique asset class that is generally unavailable in traditional real estate. QuantmRE offers the opportunity for investors to invest as little or as much as they like, without a high barrier to entry.

As an originator, QuantmRE is not tied to specific institutional capital sources and is not restricted by traditional 'forward flow' agreements and is therefore able to offer a more flexible and wider Home Equity Investment product range to homeowners.

Customer Base

QuantmRE has unlocked millions of dollars for its homeowner customers – a combination of owner-occupiers and owners of investment properties across the US who have been able, through QuantmRE, to access the equity in their homes via a Home Equity Investment.

A Home Equity Investment (HEA) is not a mortgage, a home equity line of credit (HELOC) or a reverse mortgage. With an HEA, the homeowner can receive a cash lump sum with no interest, no monthly payments and no added debt.

QuantmRE's real estate marketplace enables investors to gain exposure to the potential appreciation in prime residential real estate – the equity in residential homes – which is an untapped, multi-trillion dollar real estate asset class in the US.

We market our Home Equity Investments:
Direct to the homeowner (via on-line and off-line marketing)
Via channel partnerships (such as realtors, real estate education companies, loan modification companies, debt settlement companies, mortgage loan originators, CPAs, investment advisors).

We intend to market our secondary trading platform and marketplace:
Direct to the investor (via on-line and off-line marketing)
Via channel partnerships (such as financial planners and investment advisors).

Intellectual Property

All of the Intellectual Property and Trademarks listed below are owned by the Company.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6598147	Class 036 - Cryptocurrency trading services; cryptocurrency exchange services; financial consultation in the field of cryptocurrency and fractional interests in real estate. Class 042 - Electronic data storage, namely, providing a blockchain technology-based, distributed database ledger for the storage of public, private or encrypted data, transactions and information; developing and updating of computer software for use in managing cryptocurrency and block chain data in association with fractional real estate investments.	QuantmRE	05/10/2018	Provisional	USA

Description:

A combination of copyrights, general industry know-how, valuation methodologies, distribution methods, sales methods, contract origination and production processes relating to the origination, sales, marketing and funding of Home Equity Investments.

Under a Contribution and License Agreement dated July 10, 2019, the Company purchased the following Intellectual Property from Barastone Corp.

Home Equity Investments (HEIs) contract components, which are equity-based contracts which allow homeowners to unlock a portion of their home wealth while maintaining full ownership rights and privileges of their home.

These proprietary contracts provide investors with enhanced real estate returns, downside protection and the ability to generate positive returns in flat or declining markets

The components of the HEI are:

HEI Offer Selection Grid
HEI Offer Letter and Illustration
HEI Disclosure and Key Terms
HEI Homeowner Questionnaire
HEI Purchase Agreement
HEI Purchase Covenant Agreement
Deed of Trust and Security Agreement
Memorandum of Agreement

Technology and techniques to originate, analyze, value, price and trade individual and pooled HEIs.

Methodology for calculating monthly stated value and fair market values for management and performance fee calculations when HEIs are traded individually or held within a fund or managed account structure.

Methodology for calculating impact of mobility and mortality on HEI pools utilizing external data services.

Methodology for projecting returns for HEIs using third party automated valuation model ('AVM') data.

Technology to value and report to investors the value of HEIs using stated value and fair market value.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including lending rules. These laws and regulations are subject to change. On September 30, 2022 QuantmRE signed an alliance agreement with **Texture Capital**. By partnering with Texture Capital, QuantmRE broadens its compliance capabilities via Texture's broker-dealer and Alternative Trading System (ATS). This gives QuantmRE the regulatory readiness to launch its tokenized Home Equity Marketplace in compliance with US Securities regulations.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.40%	$1,350	5.40%	$33,372
Sales & Marketing	20.00%	$5,000	22.50%	$139,050
Legal and Regulatory	20.00%	$5,000	7.50%	$46,350
Technology Development	0.00%	$0	30.00%	$185,400
Working Capital	54.60%	$13,650	34.60%	$213,828
Total	100.00%	$25,000	100.00%	$618,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Sales and Marketing
We anticipate that approximately one fifth (20% - 22.5%) of the Company's expenses for the next 12 months will be spent on sales and marketing to build the company's brand, secure Home Equity Investment originations and drive new investors to the Company's secondary marketplace and trading platform. Origination fees from completed Home Equity Investments and Fees from listing and trading activity on the QuantmRE Marketplace are sources of immediate income to the Company.

Legal and Regulatory

We anticipate that the Company will have material expenses for the next 12 months that will be incurred by way of legal and other regulatory fees relating to the Company's origination of Home Equity Investments as it expands into additional States, as well as legal, regulatory and compliance costs associated with the Company's secondary trading platform and real estate marketplace.

Technology Development

Over the coming 9-12 months, the Company also intends to use the proceeds of this Offering to complete the build of its secondary trading platform and marketplace to enable fractionalized interests in Home Equity Investments to be traded.

Working Capital

Approximately one third of the proceeds from this Offering will be used for general working capital requirements to fund the Company's operations and meet its short-term obligations.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew Sullivan	Chief Executive Officer, Secretary and Director	Full-time Chief Executive Officer, Secretary and Director of Quantm.One, Inc from December 2017 to date. Mr Sullivan is responsible for the overall success of the Company and for making top-level managerial decisions, leading the development of the company's short and long-term strategy and creating and implementing the Company's vision and mission.	Mr Sullivan went to Westminster School in London, UK and studied Law at Birmingham University in the UK.
Charles Tralka	Interim CFO	Part-time Interim CFO of Quantm.One, Inc from December 2021 to date. Mr Tralka's role is to oversee the Company's financial activities, including being responsible for the finance and accounting professionals who perform operational functions, and to serve in a strategic advisory role for the CEO. Mr Tralka is also a partner in GCA Equity Partners, LLC with effect from September 2011 to date.	Mr Tralka holds a BSEE degree from the University of California at Davis

Biographical Information

Matthew Sullivan: Chief Executive Officer, Secretary and Director

Matthew Sullivan founded Quantm.One, Inc in December 2017 and is the visionary behind the QuantmRE Platform. He has served as the Company's full-time CEO since the Company's launch in December 2017. He is responsible for the overall success of the Company and for making top-level managerial decisions, leading the development of the company's short and long-term strategy and creating and implementing the Company's vision and mission. He is also the co-founder of Secured Real Estate Income Strategies, LLC, a real estate debt fund that was established in June 2016. Since January 2015 Mr. Sullivan has been the president of Crowdventure.com, a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South-East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Charles Tralka: Interim Chief Financial Officer

Charles 'Chuck' Tralka is the Company's interim Chief Financial Officer and was appointed on December 20, 2021. His role is to oversee the Company's financial activities, including being responsible for the finance and accounting professionals who perform operational functions, and to serve in a strategic advisory role for the CEO. Chuck is actively involved as a partner at his real estate firm GCA Equity Partners, LLC and is working with the Company as its interim CFO on a part-time bass. Chuck is a former high-technology executive and real estate investor. During his high-tech career he served in various roles at Altera Corporation, Aptix, Inc., QuickLogic Corporation and Xilinx, Inc. He moved to full time real estate investing in 2011 when he joined GCA Equity Partners, LLC. As a partner there, since 2011 he has facilitated the launch of four investment funds focused on real estate development and construction, along with direct investments in a number of other individual projects. More recently, has been working with his partners to acquire, develop and construct projects for GCA's own portfolio. He holds a BSEE degree from the University of California at Davis.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized 6,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and 11,453 shares of Preferred Stock, $0.0001 par value per share (the "***Preferred Stock***"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,209,101 shares of Common Stock and 11,453 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,209,101
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.05%

Type	Series A Preferred Stock
Amount Outstanding	11,453
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	No
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This class has a dividend preference, which may dilute the holders of the SAFE in the event of a liquidation following conversion of the SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.05%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$182,604
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $8,000,000, the holders of this security will own 2.23% of the Company

Type	CrowdSAFE Agreement with Algorand Cayman SECZ
SAFE Units Outstanding	$200,000
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $8,000,000, the holders of this security will own 2.23% of the Company

Type	CrowdSAFE Agreements via OpenDeal Portal LLC
SAFE Units Outstanding	$538,495
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $10,000,000, the holders of this security will own 5.11% of the Company

Type	SAFE Agreement with Blue Field VC Fund 1, LP
SAFE Units Outstanding	$100,000
Voting Rights	N/A
Anti-Dilution Rights	No
Material terms	Discount of 20%, Valuation Cap of $10,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the SAFE Units at the Valuation Cap of $10,000,000, the holders of this security will own 0.99% of the Company

Type	2023 Equity Incentive Plan
Amount Outstanding	182,324 Common Shares
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material terms	**Eligible Stock Award Recipients**: Employees, Directors and Consultants are eligible to receive Stock Awards. **Available Stock Awards:** The Plan provides for the grant of the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards and (vi) Other Stock Awards. **The exercise / strike price** of each Option will be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Stock Award is granted.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the Stock Options the holders of this security will own 13.0% of the Company

Type	Issuance of Warrants pursuant to a Technical Services Agreement
Amount Outstanding	100,000 Warrants
Voting Rights	None before conversion
Anti-Dilution Rights	N/A
Material Terms	The Warrants have an exercise price of $7.41 per share and are to be issued in six equal tranches, subject to satisfactory performance according to the terms of the Technical Services Agreement. The Agreement allows for the exercise price to be reduced to par value ($0.0001 per share) in the event of a Liquidity Event as defined in the Agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the holders of this security will receive common stock which will dilute the interests of the investors in this offering.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Upon conversion of the Warrants the holders of this security will own 7.57% of the Company

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Promissory Note
Creditor	Mr. Gautam Desai
Amount Outstanding	$33,754
Interest Rate and Amortization Schedule	10%
Description of Collateral	NA
Other Material Terms	Payable on demand
Maturity Date	On demand
Date Entered Into	February 21, 2020

Type	Payment due under IPR Purchase Agreement
Creditor	Own Home Finance PBC (Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated on March 27 2019) between the Company and Own Home Finance PBC)
Amount Outstanding	$100,000 (see 'Other Material Terms' below for payment schedule)
Interest Rate and Amortization Schedule	NA
Description of Collateral	NA
Other Material Terms	The Company has an obligation to pay the balance of $100,000 owed to Own Home Finance, PBC under its agreement with Own Home Finance when the Company has raised $1,000,000 in working capital through this or another Offering. There are no time limits regarding this payment and no interest or other charges apply.
Maturity Date	No time limit imposed in Agreement
Date Entered Into	February 25, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Crowdventure, LLC*	455,000 shares of Common Stock	37.28%

* Crowdventure, LLC is majority owned and controlled by Matthew Sullivan. Matthew Sullivan is the sole Manager of Crowdventure, LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2023 the Company had an aggregate of $144,214 in cash and cash equivalents, leaving the Company with 9+ months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to allocate capital to its technology spend over the next 12 months relating to its secondary trading platform and marketplace. The Company does not intend to make any material capital expenditures other than this.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

N/A

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
CrowdSAFE 2020	$182,604	CrowdSAFE converting to Common Shares	Platform Development Marketing General Corporate Purposes	Sept 2020	Regulation CF https://www.sec.gov/Archives/edgar/data/1735613/000173561320000003/quantmfc.pdf
Simple Agreement for Future Equity ('SAFE') 2021	$200,000	SAFE converting to Common Shares	Platform Development Marketing General Corporate Purposes	March 2021	506(b) Regulation D https://www.sec.gov/Archives/edgar/data/1735613/000173561321000005/xslFormDX01/primary_doc.xml

Simple Agreement for Future Equity ('SAFE') 2022	$538,494	CrowdSAFE converting to Common Shares	Platform Development Marketing General Corporate Purposes	April 2022	Regulation CF Via Republic.com
Simple Agreement for Future Equity ('SAFE') 2022B	$100,000	SAFE converting to Common Shares	Platform Development Marketing General Corporate Purposes	April 2022	Section 4(a)(2)
Common Stock	$33,808	Convertible note converted to 5,136 Common Shares	Platform Development Marketing General Corporate Purposes	December 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Pursuant to an Intellectual Property Sale and Purchase Agreement dated February 25, 2018 (subsequently amended and restated on March 27, 2019) between the Company and Own Home Finance PBC, the Company issued 80,000 shares of the Company's common stock to Q_Own Holdings, LLC. One of the Company's advisors, Dave Sterlitz, is a majority shareholder in Q_Own Holdings, LLC.

As of April 2022 the Company had an obligation to pay the balance of $125,000 owed to Own Home Finance, PBC under this Agreement in two tranches: $25,000 when the Company has raised $250,000 in working capital through this or other Offerings, and the balance of $100,000 when the Company has raised $1,000,000 in working capital through this or other Offerings. There are no time limits regarding these payments and no interest or other charges apply. Subsequent to the Regulation CF capital raise that completed in April 2022, the Company paid Mr Sterlitz $25,000 pursuant to this obligation leaving a balance due of $100,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.quantmre.com/investors

The Company must continue to comply with the ongoing reporting requirements until:

the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matthew Sullivan
_____
(Signature)

Matthew Sullivan
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Sullivan
_____
(Signature)

Matthew Sullivan
_____
(Name)

Director
_____
(Title)

April 26, 2023
_____
(Date)

/s/ Charles Tralka
_____
(Signature)

Charles Tralka
_____
(Name)

Director
_____
(Title)

April 26, 2023
_____
(Date)

Instructions.

2.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements
(Attached)

Quantm.One, Inc. (the "Company")

a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Quantm.One, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC Miami, FL
April 4, 2023

Vincenzo Mongio

Statement of Financial Position

As of December 31,

	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	197,110	25,315
Accounts Receivable	47,860	-
Total Current Assets	244,970	25,315
Non-current Assets		
Intangible Assets: Intellectual Property Rights, net of Accumulated Amortization	8,333	58,333
Total Non-Current Assets	8,333	58,333
TOTAL ASSETS	253,303	83,648
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	9,000	16,761
Promissory Notes	25,000	25,000
Convertible Note	-	25,000
Accrued Interest	7,959	-
Total Current Liabilities	41,959	66,761
Long-term Liabilities		
Convertible Equity (SAFE Agreements)	1,021,100	382,605
Payable to Own Home Finance - Related Party	100,000	125,000
Total Long-Term Liabilities	1,121,100	507,605
TOTAL LIABILITIES	1,163,059	574,366
EQUITY		
Common Stock	121	120
Preferred Stock	1	1
Additional Paid in Capital	1,879,443	1,845,636
Accumulated Deficit	(2,789,321)	(2,336,475)
Total Equity	(909,756)	(490,718)
TOTAL LIABILITIES AND EQUITY	253,303	83,648

Statement of Operations

Year Ended December 31,

	2022	2021
Revenue	131,667	141,824
Operating Expenses		
Advertising and Marketing	73,084	59,671
General and Administrative	393,613	272,051
Amortization	50,000	50,000
Total Operating Expenses	516,697	381,722
Operating Income (loss)	(385,030)	(239,898)
Other Income		
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	67,816	-
Total Other Expense	67,816	-
Earnings Before Income Taxes	(452,846)	(239,898)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(452,846)	(239,898)

Statement of Cash Flows

Year Ended December 31,

	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(452,846)	(239,898)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	50,000	50,000
Accrued Liabilities	(57,761)	(88,459)
Accounts Receivable	(47,860)	-
Accrued Interest	7,959	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(47,662)	(38,459)
Net Cash provided by (used in) Operating Activities	(500,508)	(278,357)
FINANCING ACTIVITIES		
Additional paid in capital	33,808	-
Convertible Equity	638,495	200,000
Net Cash provided by (used in) Financing Activities	672,303	200,000
Cash at the beginning of period	25,315	103,672
Net Cash increase (decrease) for period	171,795	(78,357)
Cash at end of period	197,110	25,315

Statement of Changes in Shareholder Equity Common Stock   Preferred Stock

	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	1,203,965	111	11,453	1	1,845,636	(2,096,577)	(250,829)
Issuance of Common Stock	-	9	-	-	-	-	9
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-		-		-	(239,898)	(239,898)
Ending Balance 12/31/2021	1,203,965	120	11,453	1	1,845,636	(2,336,475)	(490,718)
Issuance of Common Stock	5,136	1	-	-	33,807	-	33,808
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-		-		-	(452,846)	(452,846)
Ending Balance 12/31/2022	1,209,101	121	11,453	1	1,879,443	(2,789,320)	(909,756)

Quantm.One, Inc.
Notes to the Unaudited Financial Statements December 31st, 2022
$USD NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Quantm.One, Inc. was formed on December 18, 2017 (“Inception”) in the State of Delaware. The financial statements of Quantm.One, Inc DAB QuantmRE (which may be referred to as the "Company", “QuantmRE”, "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Quantm.One, Inc is the owner of the technologies that power the QuantmRE platform - a differentiated real estate platform that enables homeowners to unlock equity in their homes via Home Equity Investments (HEIs). Home Equity Investments (‘HEIs’) provide liquidity to ‘equity-rich’ homeowners without the need to take on more debt. With an HEI, the investor participates in a percentage of the value of the home in exchange for a one-time tax-deferred payment to the homeowner. The homeowner has no monthly payments for the life of the agreement and does not take on additional debt. The Company’s headquarters are located in Newport Beach, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract Step 3:
Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates origination fees based on the amount of cash a homeowner unlocks when they complete a Home Equity Investment. These fees are approximately 3-8% of the cash value of each completed Home Equity Investment. The Company's primary performance obligation is to facilitate the transaction and revenue is recognized at the time of closing.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-Based Compensation

See Note 7.

Warrants - On November 3, 2022 the Company issued up to 100,000 Warrants in the Company's Common Stock to Bojan Mise in exchange for technical services to be provided to the company. The Warrants have an exercise price of $7.41 per share and are to be issued in six equal tranches, subject to satisfactory performance according to the terms of the agreement. The Agreement allows for the exercise price to be reduced to par value ($0.0001 per share) in the event of a Liquidity Event as defined in the agreement.

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, and North Carolina. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Payable to Own Home Finance - In March 2019, the Company entered into an exclusive licensee agreement for $125,000. With $25,000 due to Own Home Finance after a capital raise of $250,000 or more, and $100,000 due to Own Home Finance after a capital raise of $1,000,000 or more. The outstanding balance of this agreement was $100,000 as of December 31, 2022.

Promissory Notes - The Company has entered into a convertible note agreement for the purposes of funding operations totaling $25,000. The interest on the note was 10%. The amounts are to be repaid at the demand of the holder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021, and 2022, the Company had outstanding numerous SAFE agreements (Simple Agreement for Future Equity), totaling $1,021,100, with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – 10M.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Promissory Note Payable	25,000	10%	On Demand	25,000	-	32,959	7,959	25,000	-	25,000	-
Payable to Own Home Finance	100,000	-	NA	100,000	-	100,000	-	125,000	-	125,000	-
Total				**125,000**	**-**	**132,959**	**7,959**	**150,000**	**-**	**150,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	25,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 6,000,000 common shares with a par value of $0.0001 per share. 1,209,101 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 11,453 of Series A Convertible Preferred Stock with a par value of $0.0001 per share. 11,453 shares were issued and outstanding as of 2022.

Voting: Series A Convertible Preferred Stock are non-voting shares.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 4, 2023, the date these financial statements were available to be issued.

On January 24, 2023, the Company approved its 2023 Equity Incentive Plan for the purpose of providing stock awards to employees, directors, and consultants of the Company and affiliates of the Company. An aggregate share reserve consisting of 182,324 shares of Common Stock of the Company was reserved for issuance pursuant to the Plan.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Form of Security

(Attached)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

QUANTM.ONE, INC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], QUANTM.ONE, INC, a Delaware Corporation, (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Raleigh, North Carolina. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

QUANTM.ONE, INC

By:

Name: Matthew Sullivan
Title: CEO
Address: 5 Upper Newport Plaza Suite 101, Newport Beach, CA 92660
Email: info@quantmre.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by QUANTM.ONE, INC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of QUANTM.ONE, INC ("Nominee Designee"). Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Caroline Keller, President

Date:

COMPANY:
Quantm.One, Inc

By:

Name: Matthew Sullivan, CEO

Date:

EXHIBIT C

Video Transcript

(Attached)

Get Equity Freedom

Hello. My name's Matthew Sullivan and I'm the founder and chief executive of QuantmRE. I wanted to take a few minutes just to talk to you about the problem that we are solving at QuantmRE, the opportunities that we are creating and why you should be an investor of QuantmRE. If you are a homeowner in the US and you have equity in your home, the only way that you can access your wealth, your equity, is to go back to the bank and borrow more money. So even though you may have hundreds of thousands of dollars of wealth trapped in your home equity, the only way you can access that is to go deeper into debt.

Now, we thought that was wholly unacceptable. So we created QuantmRE four years ago to address that problem. Now in the US, today, there are nearly 18 million homeowners who have 50% or more equity. So being house rich and cash poor is a real problem. We solve that problem with a Home Equity Agreement. The way that a home equity agreement works is that we are able to pay a lump sum, a cash lump sum to homeowners in exchange for some of the current and potential future value of their home. What that means is for a homeowner, they can receive up to half a million dollars in cash today, and no monthly payments, no interest and no added debt.

And how do we do that? Because we are investors, not lenders. So our investors buy into the current and potential appreciation of the home. They get paid by taking a share of the potential appreciation rather than charging interest. So for the homeowner, it's an ideal solution because they can get cash without having to borrow money. That means no debt, no monthly payments and no interest. And for many homeowners, that that solves a real problem. Now, the second part, when we talk about opportunities.

As an investor, the asset that we create when we sign a home equity agreement with a customer has a return profile that is very attractive to investors. So the QuantmRE platform enables investors to participate in potentially a $23 trillion untapped real estate marketplace, and that is the equity in owner occupied homes. So think about it, at QuantmRE, as an investor, you can buy into fractions, tokenized fractions using the Algorand protocol that enable you to buy a small piece of a home equity agreement on a home in a location of your choice.

You can build your own portfolio of real estate investments backed by a lien on title that enables you to buy into properties that are not for sale in the location of your choice. Now that's something that has not been done before. And it also means that it unlocks a massive real estate asset class to investors big and small across the US and the rest of the world. Most importantly, we're using the Algorand protocol to create efficiencies and enable these fractions to be bought and sold and traded on our platform.

So not only will you be able to invest in these fractionalized home equity agreements, you'll be able to wait for them to go up value and then potentially sell them back to a willing buyer on our platform. We are solving a major problem for homeowners while at the same time creating investment opportunities that didn't exist, that don't have the same cost and friction associated with home ownership. And really that's why I think you should be an investor in QuantmRE.

It's an opportunity to get involved while this industry is still very much in the early stages at the beginning of something that could be a rocket ship, we believe. Thank you very much. If you want any more questions or if you have any more questions, please put them in the question section below, and we'll make sure that we get onto those as immediately, if not sooner. Very much looking forward to having you on board as an investor and to welcoming you on this rocket ship ride that we believe we are just about to embark on.